J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282

Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long

April 1, 2019

Re:	Tradeweb Markets, Inc.
Registration Statement on Form S-1
Registration File No. 333-230115

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Tradeweb Markets Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it comes effective at 4:00 PM, Eastern Time, on April 3, 2019 or soon thereafter as practicable, or at such other time as the Company or its outside counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 25, 2019:

i.	Date of distribution: March 25, 2019 through the date hereof

ii.	Number of prospective underwriters to which the preliminary prospectus was furnished: 12

iii.	Number of prospectuses furnished to investors: approximately 2,545

iv.	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 105

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC
CITIGROUP GLOBAL MARKETS INC.
GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC

Acting on behalf of itself and the several underwriters

By:	J.P. Morgan Securities LLC

By:	/s/ Drummond Rice
	Name:	Drummond Rice
	Title:	Executive Director

By:	Citigroup Global Markets Inc.

By:	/s/ Adi Jayaraman
	Name:	Adi Jayaraman
	Title:	Managing Director

By:	Goldman Sachs & Co. LLC

By:	/s/ Elizabeth Wood
	Name:	Elizabeth Wood
	Title:	Managing Director

By:	Morgan Stanley & Co. LLC

By:	/s/ Michael Occi
	Name:	Michael Occi
	Title:	Managing Director